

07003122

SECU. OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Houchin, Adamson L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 E. Skelly Dr., Suite 925
(No. and Street)

Tulsa (City) OK (State) 74135 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
156
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Adamson III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houchin, Adamson L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANDREA DEASON
NOTARY PUBLIC - STATE OF OKLAHOMA
TULSA COUNTY
MY COMMISSION EXPIRES: JULY 02, 2008
MY COMMISSION # 04005031

Signature

Secretary
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HOUCHIN, ADAMSON L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

HOUCHIN, ADAMSON L.L.C.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Houchin, Adamson L.L.C.

We have audited the accompanying statement of financial condition of Houchin, Adamson L.L.C. as of December 31, 2006, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houchin, Adamson L.L.C., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

HOUCHIN, ADAMSON L.L.C.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 24,522
Deposit with clearing broker/dealer	200,739
Receivable from clearing broker/dealer	25,716
Securities owned at market value (cost of $9,300)	18,474
Other assets	4,948
Total Assets	$ 274,399

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 440
Total Liabilities	440
Members' equity	273,959
Total Liabilities and Members' Equity	$ 274,399

The accompanying notes are an integral part of these financial statements.

HOUCHIN, ADAMSON L.L.C.

Statement of Income

For the Year Ended December 31, 2006

Revenue:	
Commissions, net of clearing charges	$ 210,601
Interest and dividends	88,458
Unrealized gain on marketable securities	9,174
Total Revenue	308,233
Expenses:	
Employee compensation	172,834
Communications	30,699
Occupancy and equipment costs	17,484
Promotions	3,395
Regulatory fees	8,039
Other	22,870
Total Expenses	255,321
Net Income	$ 52,912

The accompanying notes are an integral part of these financial statements.

HOUCHIN, ADAMSON L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

Balance, December 31, 2005	$ 306,295
Redemption of membership interest	(85,248)
Net income	52,912
Balance, December 31, 2006	$ 273,959

The accompanying notes are an integral part of these financial statements.

HOUCHIN, ADAMSON L.L.C.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2006

Balance, December 31, 2005	$ -
Additions	-
Retirements	-
Balance, December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

HOUCHIN, ADAMSON L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 52,912
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investment securities	(9,174)
Change in assets and liabilities:	
Increase in deposit with clearing broker/dealer	(25,890)
Increase in other assets	(613)
Decrease in accounts payable	(4,815)
Decrease in due to Parent	(61,276)
Net cash used by operating activities	(48,856)
Cash Flows from Investing Activities	
Purchase of investment	(4,800)
Net cash used by investing activities	(4,800)
Cash Flows from Financing Activities	
Redemption of membership interest	(85,248)
Net cash used by financing activities	(85,248)
Net decrease in cash and cash equivalents	(138,904)
Beginning cash and cash equivalents	163,426
Ending cash and cash equivalents	$ 24,522

Supplemental Disclosures

There was no cash paid for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

Houchin, Adamson L.L.C. (an Oklahoma Limited Liability Company) (the "Company") was formed January 28, 1997 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission on May 13, 1997. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are to be handled by a clearing broker-dealer.

The Company shall terminate on December 31, 2046, unless earlier terminated. Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. Each member's liability is limited to its capital account balance.

Until December 13, 2006, the Company's sole member was H&A Holdings, L.L.C. ("H&A") whose majority owner is F&M Bank and Trust Company. Effective December 13, 2006, H&A assigned its entire membership interests in the Company to two individuals who were formerly members of H&A. The Company distributed $85,248 in cash to H&A as full consideration for this transaction.

Commission revenues and expenses are recorded on a settlement date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

The Company's customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Deposit with clearing broker/dealer is with the Company's clearing broker/dealer which is located in Dallas, Texas.

Securities owned are carried at fair value as determined by quoted market prices. These securities consist of common shares in a U.S. company which is listed on a national market. The resulting difference between cost and market (or fair value) is included in income.

Effective December 13, 2006, the Company is being taxed as a partnership. Prior to that date, the Company was disregarded as a separate entity for income tax purposes. In both cases, the Company's net income or loss is passed through to its members and reported on their tax returns.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Note 1 - Accounting Policies Followed by the Company, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $266,240 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potential indemnification loss at December 31, 2006.

Note 5 - Related Party Transactions

Salaries, rent, and other overhead expenses aggregating $205,483 were paid to H&A through November 2006. Effective January 1, 2007, the Company is paying H&A $4,000 per month for rent and overhead expenses under an agreement that is cancelable by either party upon a thirty day written notice. The Company will bear all compensation cost directly.

Note 6 - Simplified Employee Pension Plan

The Company's eligible employees participated in H&A's simplified employee pension plan during 2006. The plan is funded at a rate equal to 15% of annual compensation. Costs incurred by the Company under the Plan aggregated $13,859 in 2006.

Note 7 - Concentrations

Cash in one bank exceeded federally insured limits at various times throughout the year ended December 31, 2006.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2006

Schedule I

HOUCHIN, ADAMSON L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Computation of Net Capital

Total member's equity qualified for net capital		$ 273,959
Deductions and/or charges		
..Non-allowable assets:		
Other assets	$ 4,948	(4,948)
Net capital before haircuts on securities positions		269,011
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Common stocks	$ 2,771	(2,771)
Net capital		$ 266,240

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 440
Total aggregate indebtedness	$ 440

Schedule I (continued)

HOUCHIN, ADAMSON L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 29
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 216,240
Excess net capital at 1000%	$ 266,196
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation with Company's Computation

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's (unaudited) FOCUS Report	$ 269,451
Additional accounts payable	(440)
Haircuts	(2,771)
Net capital per audited Report Pursuant to Rule 17a-5(d)	$ 266,240

Schedule II

HOUCHIN, ADAMSON L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Houchin, Adamson L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Houchin, Adamson L.L.C. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

END